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December 18, 2018
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn: Mr. Dominic Minore
Re:	Axonic Alternative Income Fund (File Nos. 333-227724 and 811-23385)
Dear Mr. Minore:
This letter responds to comments that you provided in a telephonic call that took place on December 18, 2018 in connection with your review of Pre-Effective Amendment No. 1 to the registration statement on Form N-2 (“Registration Statement”) for Axonic Alternative Income Fund (the “Fund”) filed with the Securities and Exchange Commission (“SEC”) on December 17, 2018.  The comments of the SEC staff (“Staff”), followed by the Fund’s responses, are set forth below.  Appendix A to this response letter contains changed pages of a revised version of the Registration Statement, which reflect the responses below.  Capitalized terms not defined herein have the definitions provided in the Registration Statement.
1.
Comment:  Please revise the disclosure in the “Purchasing Shares” section of the prospectus to state that purchases will be priced based on the Fund’s NAV next determined after receipt of the order by a Financial Intermediary that is acting as an agent of the Fund, in accordance with Rule 23c-3(b)(7)(iii) under the 1940 Act.

Response: The Fund has replaced the first two paragraphs of the “Purchasing Shares” section of the prospectus with the following:
Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Transfer Agent, the Fund’s transfer agent. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the New York Stock Exchange is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.
2.
Comment:  The Staff notes that the Fund has submitted an application to the SEC seeking an order to permit the Fund to offer investors multiple classes of shares of beneficial interest with varying sales loads and asset-based service and/or distribution fees and to impose early withdrawal charges (the “Application”).  Please confirm that the relief sought in the Application is not needed in order for the Fund to offer the Shares being registered in the Registration Statement.

Response: The Fund confirms that the relief sought in the Application is not needed for the Fund to offer the Shares being registered in the Registration Statement.
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Should you have any questions or comments, please contact me at 202.261.3304.

Sincerely,
/s/ Stephen T. Cohen
Stephen T. Cohen